Exhibit 21.1

CytoSorbents Corporation

List of Subsidiaries

Name	Jurisdiction
CytoSorbents Medical Inc.*	Delaware

CytoSorbents Europe GmbH*	Germany

CytoSorbents Switzerland GmbH**	Switzerland

CytoSorbents Poland Sp. z.o.o.** CytoSorbents Medical UK Limited**	Poland United Kingdom and Republic of Ireland

CytoSorbents France SAS	France

CytoSorbents UK Limited*** CytoSorbents India Private Limited***	United Kingdom India

CytoSorbents Medical Canada Inc.***	Canada

CytoSorbents MEA FZCO***	Dubai

*Wholly-owned subsidiary of CytoSorbents Corporation

**Wholly-owned subsidiary of CytoSorbents Europe GmbH

***Wholly-owned subsidiary of CytoSorbents Medical Inc.